Exhibit 99.B(h)(3)

September 1, 2009

SEI Liquid Asset Trust

One Freedom Valley Drive

Oaks, PA 19456

RE:  Amended Expense Limitation Agreement/Waiver of Fees and Reimbursement of Expenses

Ladies and Gentlemen:

This letter shall constitute an amendment (the “Amended Agreement”) to the December 9, 2002 agreement related to waiver of fees and reimbursement of expenses between SEI Investments Global Funds Services (formerly known as SEI Investments Fund Management) (the “Administrator”) and SEI Liquid Asset Trust (the “Trust”).  The Administrator, which acts as administrator to the portfolios of the Trust, agrees to waive its administration fees and/or to reimburse expenses of the Prime Obligation Fund (the “Fund”) as necessary to keep total operating expenses (excluding interest, taxes and certain non-routine expenses) of the Fund from exceeding the following annual rate:

•                  Prime Obligation Fund — Class A Shares                                               0.44%

The Fund’s expense cap is not expected to cover all expenses.  For example, the expense cap does not cover investment related expenses, such as brokerage commissions, interest, taxes and money market fund insurance, if any, nor does it cover extraordinary or non-routine expenses, such as shareholder meeting costs or litigation costs.

This Agreement shall remain in effect, with respect to the Fund, until October 31, 2010 and, unless earlier terminated, shall be automatically renewed for successive one year periods thereafter.  The Amended Agreement may be further amended or terminated only with the consent of the Board of Trustees of the Trust.

Please execute a copy of this letter in the place provided below as evidence of your written consent to the terms of this agreement:

SEI Investments Global Fund Services

By:	/s/ Timothy D. Barto

Accepted and Agreed:

SEI Liquid Asset Trust

By:	/s/ Aaron C. Buser